EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2003	2002	2001	2000	1999
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)

Pre-tax earnings (a)	$5,469	$3,788	$1,390	$5,721	$4,203

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	7,762	9,818	17,097	18,306	13,234

Pre-tax earnings before fixed charges	13,231	13,606	18,487	24,027	17,437

Fixed charges:
Interest	7,569	9,613	16,843	18,052	12,987
Other (b)	384	396	451	465	451

Total fixed charges	7,953	10,009	17,294	18,517	13,438

Preferred stock dividend requirements	52	53	55	55	56

Total combined fixed charges and preferred stock dividends	$8,005	$10,062	$17,349	$18,572	$13,494

Ratio of earnings to fixed charges	1.66	1.36	1.07	1.30	1.30

Ratio of earnings to combined fixed charges and preferred stock dividends	1.65	1.35	1.07	1.29	1.29

(a)	Excludes undistributed earnings (loss) from equity investees.

(b)	Other fixed charges consists of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.